Exhibit 21

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation
BioCryst Canada, ULC	British Columbia
BioCryst Japan K.K.	Japan
BioCryst US Sales Co., LLC	Delaware
JPR Royalty Sub LLC	Delaware
Astria Therapeutics, Inc.	Delaware
Astria Securities Corporation	Delaware
Quellis Biosciences, LLC	Delaware